UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)
Emmaus Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29137P109
(CUSIP Number)
Jin Woo Kang Director, Investor Relations Telcon Inc. S-Tower 14th Floor 439 Bongunsa-ro, Gangnam-gu, Seoul, South Korea
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29137P109	13D	Page 1 of 4

1. Name of reporting person.
Telcon Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions)	WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6. Citizenship or Place of Organization	Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	4,444,445
	8. Shared Voting Power	0
	9. Sole Dispositive Power	4,444,445
	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person	4,444,445
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13. Percent of Class Represented by Amount in Row (11)	12.7%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 29137P109	13D	Page 2 of 4

Item. 1.
Security and Issuer.

This report on Schedule 13D (the “Report”) pertains to the common stock, par value $0.001 per share (“Common Stock”), of Emmaus Life Sciences, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 21250 Hawthorne Boulevard, Suite 800, Torrance, California 90503.

Item. 2.          Identity and Background.

(a)          This Report is being filed by Telcon Inc., a company organized under the laws of the Republic of Korea (the “Reporting Person”).

(b)          The Reporting Person’s address is 684 Dongtangiheung-ro, Giheung-gu, Yongin-si, Kyunki-do 17102, Seoul, South Korea.

(c)          The Reporting Person is principally engaged in manufacturing components used in wireless communications equipment.

(d)-(e)    During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person controlling the Reporting Person or any of the directors or executive officers of the Reporting Person or any person controlling the Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item. 3.          Source and Amount of Funds or Other Consideration.

The Reporting Person acquired its shares of Common Stock with U.S.$29,333,337 of working capital.

Item. 4.          Purpose of Transaction.

(a)          Of the shares of Common Stock owned by the Reporting Person, 3,777,778 shares were acquired from KPM Tech Co. Ltd. and 666,667 shares were acquired from Hanil Vacuum Co., Ltd. at a price of U.S.$6.60 per share in a privately negotiated transaction on December 8, 2017. The Reporting Person may acquire additional shares of Common Stock, or may determine to dispose of all or a portion of its shares of Common Stock, in privately negotiated transactions, or in open market transactions in the event an active trading market develops with respect to the Common Stock.

(b)-(j)     Not applicable

Item. 5.          Interest in Securities of the Issuer

The following information is based upon 34,885,506 shares of Common Stock outstanding as of December 31, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 13, 2018.

(a-c)       The Reporting Person owns of record 4,444,445 shares of Common Stock, representing approximately 12.7% of the outstanding shares of Common Stock.

(d)          The information set forth in Item 4, above, is incorporated herein by reference.

(e)          No other person has the power to direct the receipt of dividends on, or proceeds of sales of, the shares of Common Stock by the Reporting Person.

(f)           Not applicable.

CUSIP No. 29137P109	13D	Page 3 of 4

Item. 6.          Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, above, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item. 7.          Material to be Filed as Exhibits

N/A

CUSIP No. 29137P109	13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2018	TELCON INC.

	By:	/S/ JIN WOO KANG
Name: Jin Woo Kang
Title: Director, Investor Relations